Via EDGAR (Correspondence)

March 28, 2016

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:    Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 12, 2015
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 14, 2016 concerning our Form 10-K for the fiscal year ended September 30, 2015. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

* * * * *

Form 10-K for the Fiscal Year Ended September 30, 2015

Overview, page 32

1.
Given that your adjusted performance measures are not calculated in accordance with GAAP, please revise to clearly label each non-GAAP measure throughout your MD&A with particular attention to places where these measures are integrated with tabular presentations or discussions calculated on a GAAP basis. Similarly revise your “Factors Affecting Comparability” presentation on pages 41 and 42.

The Company respectfully notes that it defined its non-GAAP measures in the “Overview” section of the MD&A.

However, in light of the Staff’s comment, the Company proposes to revise its MD&A disclosure in future filings, substantially in the form set forth in Exhibit A attached, to more clearly identify usage of non-GAAP measures, particularly when integrated with tabular presentations or discussions calculated on a GAAP basis.

Consolidated Results of Operations, pages 34 and 38

2.
Please expand your discussion to include a comparative analysis of the significant components of expenses and taxes that materially impacted both operating income and net earnings from continuing operations for all periods presented. In this regard, we note that you only cited revenues, operating income and net earnings from continuing operations attributable to Viacom. Refer to Item 303(A)(3) of Regulation S-K.

The Company respectfully notes that it has included a discussion of expenses and taxes within the “Operating Income” and “Net Earnings from Continuing Operations Attributable to Viacom” sections, respectively, of the Consolidated Results of Operations discussion. Additional details on expenses are included in the Company’s Segment Results of Operations discussion, as well as the Factors Affecting Comparability section, where applicable.
However, in light of the Staff’s comment, in future filings we will include a separate comparative analysis of these line items within the Consolidated Results of Operations discussion when they materially impact our results, substantially in the form set forth in Exhibit A included in response to the Staff’s Comment #1.

Operating Income and Net Earnings from Continuing Operations Attributable to Viacom, pgs 34-35

3.
The focus of your discussion of results of operations is on your non-GAAP measures, including adjusted operating income, adjusted net earnings from continuing operations attributable to Viacom and adjusted diluted EPS from continuing operations. Please revise to give equal or greater prominence to the most directly comparable financial measures calculated and presented in accordance with GAAP. You should also provide a comparative discussion of your results for each of the directly comparable GAAP financial measures.

The Company believes its tabular presentation in the Consolidated Results of Operations section of the MD&A gives equal prominence to the GAAP and non-GAAP measures. The accompanying discussion addresses the individual components contributing to the Company’s results starting with those considered by management to be most meaningful to a reader’s understanding.

However, in light of the Staff’s comment, in future filings we will more clearly distinguish between the non-GAAP measures and the most directly comparable GAAP measures, substantially in the form set forth in Exhibit A included in response to the Staff’s Comment #1.

Restructuring and programming charges, page 41

4.
We note your disclosure hereunder and on page 80. Tell us in detail the reasons for underperformance of certain programming, including the abandonment of certain titles, which led to significant write-downs. If material, please discuss in your MD&A and address the expected impact on future revenues.

As disclosed in the Company’s MD&A preceding our second fiscal 2015 quarter during which the referenced write-downs were recorded, the Company’s networks were experiencing ratings challenges associated with the rapidly changing media marketplace, shifting consumer behavior and evolving measurement practices. During the second quarter, management engaged in a company-wide review and began to implement significant strategic and operational improvements, including a new programming strategy shifting focus away from repeated acquired programming and toward fresher, first-run original programming specifically targeted to appeal to our youth and family-oriented demographics. As a result of the review, we reorganized our operating segments and the newly structured operating segment management performed a comprehensive strategic review of existing programming, resulting in the identification of programming not aligned with the

Company’s new strategy. Decisions were made to cease airing certain programs, alter future airing patterns of certain other programs, and move some programming to secondary networks that would not generate sufficient revenues to support their carrying value.

The changes to our programming strategies were intended to improve ratings performance at our networks, with the expectation of having a positive impact on our revenues. However, it is not possible to specifically attribute future revenue performance to the change in strategy, given the dependency of the success of our programming on consumer acceptance in a rapidly changing marketplace.

5.
Given that programming is a critical element of your operations, please tell us your basis for the exclusion of programming charges in presenting your non-GAAP measures. Further, based on your disclosure on page 79, it appears only a portion is related to the write-down related to your strategic realignment. In your response, clarify the nature of the programming charges included in your reconciliation and to the extent certain amounts include ordinary operating costs associated with your programming, tell us how your non-GAAP presentation better reflects your “actual operating performance”.

The total programming charge of $578 million was related to our strategic realignment, with $455 million representing write-downs, including abandonments, and the remaining $123 million representing associated accelerated amortization retrospective to the beginning of the year pursuant to ASC 926-20-35.

As described in our response to the Staff’s Comment #4, the Company’s strategic realignment differed from the ordinary course monitoring and evaluation of our programming balances. Since the total programming charge was a direct result of our strategic realignment, management believes that presentation of our results excluding the entire charge provides relevant and useful information because it clarifies our actual operating performance, enhances comparability with the prior year and presents the results in the same manner as our management used to review the Company’s performance.

Discrete tax benefits, page 42

6.
Tell us in detail the nature of the $258 million net discrete tax benefit which you attribute to excess foreign tax credits due to repatriation of non-U.S. earnings from reorganized entities. Provide in further detail the drivers and changes to your tax strategy resulting in tax benefits, including but not limited to these excess foreign credits and the release of tax reserves. Additionally, please refer to the 31.2% as a measure other than an “effective income tax rate,” considering that it is not consistent with the effective income tax rate as reported on page 81.

As disclosed in the Company’s 2015 Form 10-K, we reorganized certain non-U.S. subsidiaries in order to facilitate a more efficient movement of non-U.S. cash and to support the expansion of key areas of growth internationally. The $258 million of net discrete tax benefits are principally related to excess foreign tax credits attributable to a taxable repatriation of non-U.S. earnings from reorganized entities and the release of tax reserves with respect to certain effectively settled tax positions.

Our international operations were reorganized under a single U.K. holding company. The single U.K. holding company structure allows for consolidation with respect to international cash management, provides an efficient means for cash deployment among our foreign affiliates to support operating needs and also serves as an international hub for further expansion of our international businesses through additional investment in content, third party acquisitions (such as our acquisition of Channel 5 Broadcasting) and other strategic transactions.

The reorganization of our international operations under a U.K. holding company structure did not represent a change of our tax strategy, but it provided for an opportunity to remit $44 million of net undistributed earnings as a cash dividend from the U.K. to the U.S., bringing with it excess foreign tax credit benefits of $186 million from profitable operations within the U.K. structure.

During the fiscal 2015 year, the Company also effectively settled various tax positions for U.S. Federal, State and Local income tax purposes, resulting in $65 million of tax benefits. The majority of these benefits relate to the release of tax reserves with regards to tax positions for the 2010 – 2012 tax years from either a lapse of the applicable statute of limitations or through review of such positions by the Joint Committee on Taxation.

Regarding the 31.2%, the Company will clarify its usage of the non-GAAP measure, substantially in the form set forth in Exhibit A included in response to the Staff’s Comment #1.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 21

7.
We note various public statements made by certain of your directors in the past year concerning the existence and operations of a trust wholly-controlled by your founder and Chairman Emeritus, Mr. Sumner Redstone. It appears that this trust controls National Amusements, Inc. and thus has a controlling interest in Viacom. Regulation S-K Item 403(c) requires registrants to describe any arrangements the operation of which may at a subsequent date result in a change in control of the registrant. Upon Mr. Redstone’s death, it appears that the trust will control the Company. In light of Mr. Redstone’s past overlapping management roles in both NAI and the Company, the change in control arrangements at NAI, particularly the impact of the trust on the future control of the Company, should be discussed pursuant to Item 403(c) of Regulation S-K, as required by Form 10-K and Item 5.01(b) of Form 8-K.

The Company respectfully submits that Item 403(c) of Regulation S-K does not require the Company to disclose the estate planning arrangements of its controlling shareholder, Sumner M. Redstone. Item 403(c) requires the Company to describe “any arrangements … the operation of which may at a subsequent date result in a change in control” of the Company.
National Amusements, Inc. (“NAI”) owns a controlling stake in Viacom. We have been advised that Mr. Redstone holds 80% of the common stock of NAI through a trust which he controls. We further understand that Mr. Redstone’s death will not have any impact on the fact that the controlling stake in Viacom would remain with NAI. Further, we are not aware that the Commission has previously required individuals to disclose their estate planning arrangements under Item 403(c) (or otherwise).
We acknowledge that misinformation in the marketplace regarding the trust led our CEO, who is also a trustee of the trust, to clarify its operation at a Regulation FD compliant analyst conference. However, such disclosure was intended solely to counter misinformation in press reports rather than to undertake an ongoing obligation to report on Mr. Redstone’s estate planning arrangements and to monitor developments in relation to them.

Accordingly, the Company does not believe that Item 403(c) requires the Company to disclose the trust discussed above.

Related Person Transactions, page 23

8.
We note the various news stories where members of management have indicated that Mr. Redstone’s controlling ownership in the Company held through NAI will be overseen by a trust whose membership reportedly includes current members of management. If true, these individuals should be identified.

For the reasons set forth in the Company’s response to comment No. 7, the Company does not believe it is required under Item 403(c) of Regulation S-K to disclose the names of the trustees of the trust described above, nor does the Company believe such disclosure is required pursuant to the related person transaction rules. Nevertheless, we will agree to disclose in our next proxy statement that Philippe P. Dauman, Viacom’s Executive Chairman, President and Chief Executive Officer, serves as one of the trustees of Mr. Redstone’s trust.
* * * * *
In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:	Philippe P. Dauman, Executive Chairman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP

Exhibit A
Management’s Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS
Consolidated Results of Operation
Our summary consolidated results of operations are presented below for the years ended September 30, 2015 and 2014.

	Year Ended September 30,		Better/(Worse)
(in millions, except per share amounts)	2015	2014	$	%
Revenues	$13,268	$13,783	$(515)	(4)%
Operating income	3,112	4,082	(970)	(24)
Net earnings from continuing operations attributable to Viacom	1,922	2,392	(470)	(20)
Diluted EPS from continuing operations	4.73	5.43	(0.7)	(13)

Non-GAAP *
Adjusted operating income	3,920	4,125	(205)	(5)
Adjusted net earnings from continuing operations attributable to Viacom	2,210	2,376	(166)	(7)
Adjusted diluted EPS from continuing operations	5.44	5.4	0.04	1

*See “Factors Affecting Comparability” section below for a reconciliation of our reported results to our adjusted results, calculated on a non-GAAP basis.
Factors Affecting Comparability
The Consolidated Financial Statements reflect our results of operations, financial position and cash flows reported in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our results have been affected by certain items identified as affecting comparability. Accordingly, when applicable, we use non-GAAP measures, including consolidated adjusted operating income, adjusted net earnings from continuing operations attributable to Viacom and adjusted diluted earnings per share (“EPS”) from continuing operations, to evaluate our actual operating performance and for planning and forecasting of future periods. We believe that the adjusted results provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. These measures of performance are calculated on a basis other than GAAP and should not be considered in isolation of, or as a substitute for, operating income, net earnings from continuing operations attributable to Viacom and diluted EPS as indicators of operating performance and they may not be comparable to similarly titled measures employed by other companies.

The following tables reconcile our reported results to our adjusted results, calculated on a non-GAAP basis, for the years ended September 30, 2015 and 2014.  The tax impacts included in the tables have been calculated using the rates applicable to the adjustments presented.

2015

	Year Ended September 30, 2015
(in millions, except per share amounts)	Operating Income	Pre-tax Earnings from Continuing Operations	Net Earnings from Continuing Operations Attributable to Viacom	Diluted EPS from Continuing Operations
Reported results	$3,112	$2,503	$1,922	$4.73
Factors Affecting Comparability:
Restructuring and programming charges	784	784	520	1.28
Loss on pension settlement	24	24	15	0.04
Loss on extinguishment of debt	—	18	11	0.03
Discrete tax benefits	—	—	(258)	(0.64)
Adjusted results	$3,920	$3,329	$2,210	$5.44

Restructuring and programming charges: We recognized pre-tax charges of $784 million, reflecting $578 million of programming charges and a $206 million restructuring charge associated with workforce reductions. See Note 14 of the Consolidated Financial Statements for additional information.
Loss on pension settlement: The pre-tax non-cash charge of $24 million was driven by the settlement of pension benefits of certain participants of our funded pension plan.
Loss on extinguishment of debt: In September 2015, we redeemed $550 million of the total $918 million outstanding of our 6.250% Senior Notes due April 2016, at a redemption price equal to the sum of the principal amount and a make-whole amount, together totaling $568 million, and accrued interest of $14 million. As a result of the redemption, we recognized a pre-tax extinguishment loss of $18 million.
Discrete tax benefits: During 2015, we reorganized certain non-U.S. subsidiaries in order to facilitate a more efficient movement of non-U.S. cash and to support the expansion of key areas for growth internationally. The net discrete tax benefits are principally related to excess foreign tax credits attributable to a taxable repatriation of non-U.S. earnings from reorganized entities and the release of tax reserves with respect to certain effectively settled tax positions.
2014

	Year Ended September 30, 2014
(in millions, except per share amounts)	Operating Income	Pre-tax Earnings from Continuing Operations	Net Earnings from Continuing Operations Attributable to Viacom	Diluted EPS from Continuing Operations
Reported results	$4,082	$3,514	$2,392	$5.43
Factors Affecting Comparability:
Asset impairment	43	43	26	0.06
Loss on extinguishment of debt	—	11	7	0.02
Discrete tax benefits	—	—	(49)	(0.11)
Adjusted results	$4,125	$3,568	$2,376	$5.40

Asset impairment: As a result of strategic decisions made by us resulting in channel realignment in several international markets, we recorded a non-cash pre-tax impairment charge of $43 million related to an international trade name at Media Networks.

Loss on extinguishment of debt: In April 2014, we redeemed all $600 million of our outstanding 4.375% Senior Notes due September 2014 at a redemption price equal to the sum of the principal amount and a make-whole amount, together totaling $611 million, and accrued and unpaid interest of $1 million. As a result of the redemption, we recognized a pre-tax extinguishment loss of $11 million.
Discrete tax benefits: Our net discrete tax benefits are principally related to the reversal of deferred taxes on earnings deemed permanently reinvested and the recognition of capital loss carryforwards.
Year Ended September 30, 2015 vs. 2014
Revenues
Worldwide revenues decreased $515 million, or 4%, to $13.268 billion in the year ended September 30, 2015. Excluding an unfavorable 2% impact of foreign exchange, revenues declined 2%. Media Networks revenues increased $319 million, or 3%, principally reflecting higher affiliate fees and advertising revenues. Filmed Entertainment revenues decreased $842 million, or 23%, due to lower revenues across the distribution windows. Excluding an unfavorable 2% and 4% impact of foreign exchange, Media Networks revenues increased 5% and Filmed Entertainment revenues declined 19%, respectively.
Expenses
Total expenses increased $455 million, or 5%, to $10.156 billion in the year ended September 30, 2015. Media Networks segment expenses increased $447 million, or 8%, driven by higher operating expenses. Filmed Entertainment segment expenses decreased $748 million, or 21%, primarily driven by lower operating expenses. Consolidated total expenses also included $784 million of restructuring and programming charges and a $24 million loss on pension settlement in fiscal 2015, while fiscal 2014 included asset impairment of $43 million, as described in more detail in the “Factors Affecting Comparability” discussion above.

Operating
Operating expenses increased $326 million, or 5%, to $6.868 billion in the year ended September 30, 2015, including a $578 million programming charge. Media Networks segment operating expenses increased $425 million, or 12%, and Filmed Entertainment segment operating expenses decreased $681 million, or 22%. Consolidated operating expenses also included a programming charge of $578 million, as described in more detail in the “Factors Affecting Comparability” discussion above.

Selling, General and Administrative
SG&A expenses declined $39 million, or 1% to $2.860 billion in the year ended September 30, 2015, principally driven by lower expenses at Filmed Entertainment.
Operating Income

Operating income decreased $970 million, or 24% in the year ended September 30, 2015, reflecting the operating results discussed above. Excluding the items noted under “Factors Affecting Comparability”, adjusted operating income decreased $205 million, or 5%, to $3.920 billion. Media Networks adjusted operating income decreased $128 million, or 3%, to $4.143 billion, as higher revenues were more than offset by an increase in programming and marketing expenses. Filmed Entertainment adjusted operating income decreased $94 million reflecting lower contribution from films in release across the distribution windows.

Income Taxes
Our effective income tax rate was 20.0% in the year ended September 30, 2015. Discrete tax benefits of $258 million, taken together with the other factors affecting comparability discussed above, contributed 11.2 percentage points of benefit to the effective tax rate. Excluding the impact of discrete tax items, our adjusted effective income tax rate was 31.2%.
Our effective income tax rate was 29.9% in the year ended September 30, 2014. Discrete tax benefits of $49 million, taken together with the other factors affecting comparability discussed above, contributed 1.5 percentage points of benefit to the effective tax rate. Excluding the impact of discrete tax items, our adjusted effective income tax rate was 31.4%.
Net Earnings from Continuing Operations Attributable to Viacom
Net earnings from continuing operations attributable to Viacom decreased $470 million, or 20%, principally due to the decline in tax-effected operating income described above, as well as an increase in interest expense, reflecting higher levels of debt outstanding, and foreign currency exchange losses, partially offset by higher income from equity in net earnings of investee companies. Excluding the items noted above under “Factors Affecting Comparability”, adjusted net earnings from continuing operations attributable to Viacom decreased $166 million, or 7%, to $2.210 billion.
Diluted Earnings Per Share
Diluted EPS from continuing operations decreased $0.70 per diluted share to $4.73 in the year ended September 30, 2015, reflecting the impact of fewer outstanding shares, partially offset by lower net earnings. Excluding the items noted above under “Factors Affecting Comparability”, adjusted diluted EPS from continuing operations increased $0.04 per diluted share to $5.44. Foreign exchange had an unfavorable $0.14 impact on adjusted diluted EPS.